UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
8 November 2011
Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Press Release

The following is an extract from a press release issued by BP p.l.c. on 6 November 2011:

“STATEMENT REGARDING SALE OF BP’S INTEREST IN PAN-AMERICAN ENERGY TO BRIDAS CORPORATION

On 5 November 2011, BP received from Bridas Corporation a notice of termination of the agreement for their purchase of BP’s 60 per cent interest in Pan American Energy LLC (PAE). As a result of Bridas Corporation’s decision and action, the share purchase agreement governing this transaction, originally agreed on 28 November 2010, has been terminated.

The closing of this transaction had been delayed because the Argentine anti-trust and Chinese regulatory approvals required to satisfy the conditions precedent to closing of the transaction had not been obtained by Bridas Corporation. Under the terms of the agreement, Bridas Corporation had exclusive responsibility for obtaining these approvals.

As a result of Bridas Corporation’s termination of the agreement, BP will now repay the deposit for the transaction of $3.53 billion received at the end of 2010. This deposit had been held by BP as short-term debt and will be repaid by 14 November 2011. This repayment will not affect BP’s level of gearing, which stood at 19 per cent at the end of September.

In October 2011, BP announced that it intended to extend its divestment programme to $45 billion by the end of 2013. BP’s current divestment programme is focussed on the sale of non-strategic assets and not driven by a requirement to raise cash. As such, BP does not currently plan to divest additional assets to offset proceeds which would have been received from the PAE transaction.

BP will separately make a payment of $700 million to Bridas Corporation in full settlement of any and all past claims between the two companies and also as consideration for amendments to the PAE Limited Liability Company agreement which terminate certain legacy restrictive covenants among BP, PAE and Bridas Corporation.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)

Dated: 8 November 2011	/s/ D J PEARL
D J PEARL
Deputy Company Secretary